EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

NEWS FROM UTi

Contacts:

Lawrence R. Samuels Chief Financial Officer UTi Worldwide Inc. 310.604.3311	Cecilia Wilkinson/Angie Yang Pondel Wilkinson MS&L 323.866.6060 investor@pondel.com

UTi WORLDWIDE POSTS STRONG REVENUE, OPERATING INCOME
AND NET INCOME GROWTH FOR THIRD QUARTER

— Results Reflect Continued Benefits of NextLeap Strategy —

Rancho Dominguez, California — December 3, 2002 — UTi Worldwide Inc. (NasdaqNM:UTIW) today reported double-digit growth in revenues, operating income and net income for the three months ended October 31, 2002, over the corresponding period a year ago.

Gross revenues for the 2003 fiscal third quarter increased 36 percent to $321.5 million from $235.6 million in last year’s comparable period. Net revenues grew 35 percent to $107.5 million in the current third quarter from $79.6 million a year earlier. Standard Corporation, which was acquired effective October 1, 2002, contributed gross revenues of $12.7 million during the third quarter of fiscal 2003. Without the contribution from Standard, gross revenues would have advanced 31 percent and net revenues would have advanced 19 percent for the three months ended October 31, 2002.

“All regions contributed to the growth in revenues, even in a difficult economic environment,” said UTi’s Chief Executive Officer Roger I. MacFarlane. “Gross revenues in Europe increased 45 percent, helped by our Grupo SLi acquisition at the beginning of the year, and Africa performed exceptionally well, given a 22 percent decline in the South African rand during the period from a year ago. Asia Pacific was up 51 percent, boosted by heightened airfreight driven by the West Coast port labor disputes. Americas’ results also benefited from the company’s acquisition of Standard.”

UTi’s fiscal 2003 third quarter results reflect growth across all revenue categories. With this year’s acquisition of Standard and Grupo SLi, contract logistics is now UTi’s second largest net revenue category, contributing 19 percent of net revenues. Airfreight contributed 39 percent of net revenues, ocean freight 16 percent and customs brokerage 15 percent for the period.

The company posted a 50 percent increase in operating income in the current third quarter to $14.2 million, compared with $9.5 million in the corresponding fiscal 2002 period. Results for the current third quarter do not include any amortization of goodwill, but include estimated amortization expense related to the estimated fair value of intangible assets acquired with Standard. A year ago, third quarter results included $1.5 million for amortization of goodwill. Excluding the amortization of goodwill and other intangible assets, UTi’s operating profit margin was 13.3 percent, down from 13.8 percent for the same period a year ago. Without Standard, which has historically operated at lower margin levels than UTi’s traditional margins, the operating profit ratio for the fiscal third quarter improved over the prior year quarter. Standard reduced the company’s operating margin in the current third quarter and may continue to dampen the company’s operating margin going forward. The company is still in the process of determining the final allocation of the purchase price for Standard, which may impact the amortization of intangible assets in the future.

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

Net income for the third quarter of fiscal 2003 grew 60 percent to $9.5 million, or $0.37 per diluted share, from $5.9 million, or $0.23 per diluted share, in the prior-year corresponding period, which included amortization of goodwill equivalent to $0.06 per diluted share. Net income for the current third quarter reflects an effective tax rate of 28 percent, compared with 29 percent for the fiscal 2002 third quarter.

“We continue to focus on our NextLeap initiatives that make up our five-year strategic operating plan,” MacFarlane said. “Our acquisitions of Standard and Grupo SLi underscore our emphasis on expanding UTi’s logistics solutions under NextLeap. We continue to invest in the future of UTi and now have approximately 500 full-time sales personnel positioned around the globe. In line with our NextLeap commitment to become the primary logistics partner to our global customers, we have strengthened our sales organization with specialists who focus on providing global solutions to our customers from our expanded range of services.”

MacFarlane added: “As we enter the fourth quarter, we are uncertain of the full impact on UTi’s business from the tentatively resolved West Coast port labor dispute. We have seen in recent weeks a drop in both airfreight demand and pricing in our Asia to U.S. lane segment. We also do not see any change in the seasonality factor of our fourth quarter, which includes December and January — both traditionally weak international trading months. Furthermore, the global business environment remains uncertain at best. Nevertheless, we are optimistic in our outlook for UTi’s performance in fiscal 2004 as we continue to drive operating improvements and realize full year contributions from our acquisition of Standard.”

For the nine-month period ended October 31, 2002, gross revenues improved 24 percent to $832.0 million from $670.0 million for the corresponding period a year ago. Net revenues totaled $272.0 million, a 17 percent increase over $232.8 million in the comparable period a year ago. Excluding the results of Standard, gross revenues advanced 22 percent and net revenues grew 11 percent, comparing the current year-to-date over the comparable prior-year period.

Operating income advanced 44 percent to $33.6 million from $23.3 million in the corresponding nine-month period a year ago. The company’s operating profit margin improved 60 basis points to 12.4 percent, compared with 11.8 percent for the fiscal 2002 nine months, excluding the amortization of goodwill and other intangible assets.

Net income year-to-date increased 43 percent to $22.0 million, or $0.85 per diluted share. This compares with $15.4 million, or $0.60 per diluted share, a year ago, which includes the amortization of goodwill equivalent to $0.16 per diluted share.

At October 31, 2002, UTi reported total cash and cash equivalents, net of bank lines of credit and short-term bank borrowings, of $12 million. Through the first nine months of fiscal 2003, UTi generated $17 million in free cash flow.

About UTi Worldwide

UTi Worldwide Inc. is an international, non-asset based supply chain management company providing air and ocean freight forwarding, contract logistics, customs brokerage and other logistics related services. The company serves a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the pharmaceutical, apparel, chemical, automotive and technology industries. The company seeks to use its global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to optimize the operation of its customers’ global supply chains.

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

Investor Conference Call

UTi management will host an investor conference call on Tuesday, December 3, 2002, at 11:00 a.m. EST (8:00 a.m. PST) to review the company’s financials and operations for the third quarter and nine-month period ended October 31, 2002. The call will be open to all interested investors through a live, listen-only audio Web broadcast via the Internet at www.go2uti.com and www.companyboardroom.com. For those who are not available to listen to the live broadcast, the call will be archived for one week through 8:00 p.m. EST, Tuesday, December 10, 2002, at both Web sites. A telephonic playback of the conference call also will be available from 1:00 p.m. EST, Tuesday, December 3, through 8:00 p.m. EST, Friday, December 6, by calling (800) 633-8284 (domestic) or (402) 977-9140 (international) and using Reservation No. 21043595.

Safe Harbor Statement

Certain statements in this news release may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The company intends that all such statements be subject to the “safe-harbor” provisions contained in those sections. Such statements may include, but are not limited to, the company’s discussion of its growth strategy and integration of acquisitions. Many important factors may cause the company’s actual results to differ materially from those discussed in any such forward-looking statements, including increased competition; integration risks associated with acquisitions; the effects of changes in foreign exchange rates; changes in the company’s effective tax rates; industry consolidation making it more difficult to compete against larger companies; general economic, political and market conditions, including inventory build-up, economic slowdowns and consumer confidence; work stoppages or slowdowns or other material interruptions in transportation services; risks of international operations; the success and effects of new strategies; disruptions caused by conflicts, wars and terrorism; and the other risks and uncertainties described in the company’s submissions and filings with the Securities and Exchange Commission. Although UTi believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by UTi or any other person that UTi’s objectives or plans will be achieved. The historical results achieved by the company are not necessarily indicative of its future prospects. UTi undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

(Tables Follow)

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

UTi Worldwide Inc.
Condensed Consolidated Income Statements
(in thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,

	2002	2001	2002	2001

	(Unaudited)
Gross revenues:
Airfreight forwarding	$174,389	$129,941	$457,499	$368,394
Ocean freight forwarding	76,082	66,578	209,405	192,718
Customs brokerage	17,275	14,395	46,773	42,894
Contract logistics	25,850	6,435	51,321	17,773
Other	27,925	18,256	67,000	48,215

Total gross revenues	$321,521	$235,605	$831,998	$669,994

Net revenues:
Airfreight forwarding	$42,431	$36,955	$115,043	$110,404
Ocean freight forwarding	17,079	15,415	48,515	43,386
Customs brokerage	16,476	14,015	44,423	41,562
Contract logistics	20,612	4,243	36,150	10,993
Other	10,931	9,009	27,860	26,441

Total net revenues	107,529	79,637	271,991	232,786

Staff costs	52,436	39,571	136,044	118,864
Depreciation	2,790	2,338	7,617	6,993
Amortization of goodwill and other intangible assets	70	1,507	70	4,165
Other operating expenses	37,995	26,745	94,664	79,499

Operating income	14,238	9,476	33,596	23,265
Interest expense, net	(46)	(297)	(426)	(949)
Losses on foreign exchange	(394)	(369)	(709)	(460)

Pretax income	13,798	8,810	32,461	21,856
Income tax expense	(3,891)	(2,524)	(9,185)	(5,676)

Income before minority interests	9,907	6,286	23,276	16,180
Minority interests	(437)	(355)	(1,310)	(820)

Net income	$9,470	$5,931	$21,966	$15,360

Diluted earnings per ordinary share	$0.37	$0.23	$0.85	$0.60
Number of weighted-average diluted shares outstanding used for per share calculations	25,822,416	25,292,731	25,797,360	25,442,559

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

UTi Worldwide Inc.
Condensed Consolidated Balance Sheets
(in thousands)

	October 31,	January 31,
	2002	2002

	(Unaudited)
ASSETS
Cash and cash equivalents (including restricted cash of $4,000 and $0 as of October 31, 2002 and January 31, 2002, respectively)	$69,365	$87,594
Trade receivables, net	239,709	180,866
Deferred income tax assets	1,831	1,890
Other current assets	44,493	21,628

Total current assets	355,398	291,978
Property, plant and equipment, net	39,666	31,185
Goodwill and other intangible assets, net	115,108	76,611
Investments	1,074	215
Deferred income tax assets	1,647	1,431
Other non-current assets	3,808	3,191

Total assets	$516,701	$404,611

LIABILITIES & SHAREHOLDERS’ EQUITY
Bank lines of credit	$45,957	$21,062
Short-term borrowings	11,728	11,518
Current portion of capital lease obligations	2,248	1,780
Trade payables and other accrued liabilities	223,951	173,113
Income taxes payable	8,871	4,743
Deferred income tax liabilities	460	842

Total current liabilities	293,215	213,058
Long-term liabilities:
Long-term borrowings	186	1,192
Capital lease obligations	6,547	5,726
Deferred income taxes	1,703	1,566
Retirement fund obligations	840	693

Total long-term liabilities	9,276	9,177
Minority interests	2,796	2,522
Shareholders’ equity:
Common stock	210,835	207,143
Retained earnings	56,645	36,608
Accumulated other comprehensive loss	(56,066)	(63,897)

Total shareholders’ equity	211,414	179,854

Total liabilities and shareholders’ equity	$516,701	$404,611

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

UTi Worldwide Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Nine Months Ended
	October 31,

	2002	2001

	(Unaudited)
OPERATING ACTIVITIES:
Net income	$21,966	$15,360
Adjustments to reconcile net income to net cash provided by operations:
Stock compensation costs	137	143
Depreciation	7,617	6,993
Amortization of goodwill and other intangible assets	70	4,165
Deferred income taxes	(291)	280
Loss/(gain) on disposal of property, plant and equipment	129	(195)
Other	1,349	765
Changes in operating assets and liabilities:
(Increase)/decrease in trade receivables and other current assets	(41,014)	11,347
Increase/(decrease) in trade payables and other current liabilities	35,703	(9,234)

Net cash provided by operating activities	25,666	29,624

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(7,113)	(5,335)
Proceeds from disposal of property, plant and equipment	365	726
Acquisition of subsidiaries and contingent earn-out payments	(54,756)	(7,067)
Other	(442)	63

Net cash used in investing activities	(61,946)	(11,613)

FINANCING ACTIVITIES:
Increase/(decrease) in bank lines of credit	24,894	(23,991)
Increase/(decrease) in short-term borrowings	181	(1,055)
Long-term borrowings — advanced	—	135
Long-term borrowings — repaid	(1,109)	(225)
Repayments of capital lease obligations	(2,515)	(856)
Decrease in minority interests	(935)	(472)
Net proceeds from the issuance of ordinary shares	555	203
Dividends paid	(1,929)	(1,924)
Other	(1,172)	—

Net cash provided by/(used in) financing activities	17,970	(28,185)

Net decrease in cash and cash equivalents	(18,310)	(10,174)
Cash and cash equivalents at beginning of period	87,594	98,372
Effect of foreign exchange rate changes on cash and cash equivalents	81	(4,801)

Cash and cash equivalents at end of period	$69,365	$83,397

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

UTi Worldwide Inc.
Segment Reporting
(in thousands)

	Three Months Ended October 31, 2002

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$99,422	$82,110	$102,159	$37,830	$—	$321,521

Net revenues	$26,013	$37,450	$19,623	$24,443	$—	$107,529
Staff costs	14,341	20,364	7,818	8,819	1,094	52,436
Depreciation	889	782	502	465	152	2,790
Amortization of intangible assets	—	70	—	—	—	70
Other operating expenses	7,540	14,056	5,105	10,162	1,132	37,995

Operating income/(loss)	$3,243	$2,178	$6,198	$4,997	$(2,378)	14,238

Interest expense, net						(46)
Losses on foreign exchange						(394)

Pretax income						13,798
Income tax expense						(3,891)

Income before minority interests						$9,907

	Three Months Ended October 31, 2001

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$68,743	$65,066	$67,451	$34,345	$—	$235,605

Net revenues	$15,995	$24,629	$16,339	$22,674	$—	$79,637
Staff costs	8,832	14,820	6,649	8,241	1,029	39,571
Depreciation	641	644	428	552	73	2,338
Amortization of goodwill	148	924	364	71	—	1,507
Other operating expenses	4,572	8,043	4,697	9,480	(47)	26,745

Operating income/(loss)	$1,802	$198	$4,201	$4,330	$(1,055)	9,476

Interest expense, net						(297)
Losses on foreign exchange						(369)

Pretax income						8,810
Income tax expense						(2,524)

Income before minority interests						$6,286

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

UTi Worldwide Inc.
Segment Reporting
(in thousands)

	Nine Months Ended October 31, 2002

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$271,889	$212,213	$246,688	$101,208	$—	$831,998

Net revenues	$72,742	$82,792	$51,804	$64,653	$—	$271,991
Staff costs	39,068	47,384	21,630	24,793	3,169	136,044
Depreciation	2,492	1,923	1,448	1,337	417	7,617
Amortization of intangible assets	—	70	—	—	—	70
Other operating expenses	20,918	28,405	14,555	27,185	3,601	94,664

Operating income/(loss)	$10,264	$5,010	$14,171	$11,338	$(7,187)	33,596

Interest expense, net						(426)
Losses on foreign exchange						(709)

Pretax income						32,461
Income tax expense						(9,185)

Income before minority interests						$23,276

	Nine Months Ended October 31, 2001

	(Unaudited)
	Europe	Americas	AsiaPacific	Africa	Corporate	Total

Gross revenues from external customers	$195,338	$199,807	$178,026	$96,823	$—	$669,994

Net revenues	$46,188	$72,607	$45,149	$68,842	$—	$232,786
Staff costs	25,995	43,912	19,520	26,276	3,161	118,864
Depreciation	1,795	1,902	1,213	1,835	248	6,993
Amortization of goodwill	482	2,485	971	227	—	4,165
Other operating expenses	12,449	22,589	13,607	30,873	(19)	79,499

Operating income/(loss)	$5,467	$1,719	$9,838	$9,631	$(3,390)	23,265

Interest expense, net						(949)
Losses on foreign exchange						(460)

Pretax income						21,856
Income tax expense						(5,676)

Income before minority interests						$16,180

EXHIBIT 99.1	Earnings News Release Dated December 3, 2002

UTi Worldwide Inc.
Amortization Impact of Adoption of SFAS No. 142
“Goodwill and Other Intangible Assets”
(in thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,

	2002	2001	2002	2001

Operating income:
As reported	$14,238	$9,476	$33,596	$23,265
Add back amortization of goodwill	—	1,507	—	4,165

Adjusted operating income	$14,238	$10,983	$33,596	$27,430

Net income:
As reported	$9,470	$5,931	$21,966	$15,360
Add back amortization of goodwill, net of tax	—	1,445	—	3,982

Adjusted net income	$9,470	$7,376	$21,966	$19,342

Diluted earnings per share:
As reported	$0.37	$0.23	$0.85	$0.60
Add back amortization of goodwill, net of tax	—	0.06	—	0.16

Adjusted diluted earnings per share	$0.37	$0.29	$0.85	$0.76